Exhibit 2

Avricore Health Inc.

Management’s Discussion & Analysis

For the three months ended

March 31, 2024

Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

This Management Discussion and Analysis (“MD&A”) of Avricore Health Inc. (“AVRICORE”, the “Company”, “we”, “us” or “our”) for the period ended March 31, 2024 is prepared as of May 30, 2024. This MD&A should be read in conjunction with the unaudited condensed interim financial statements for the period ended March 31, 2024 and the audited consolidated financial statements for the years ended December 31, 2023 and the related notes thereto.

Our consolidated financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about Avricore Health Inc. can be found on the SEDAR website (www.sedarplus.ca) and on the Company’s website (www.avricorehealth.com).

FORWARD LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements. These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Avricore’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results, and in Avricore’s condensed interim financial statements and the notes thereto. These documents are available at www.sedarplus.ca.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Avricore does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

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Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

OVERVIEW

Avricore Health is focused on acquiring and developing early-stage technologies aimed at advancing pharmacy practice and patient care. Through our flagship offering HealthTab™ (a wholly owned subsidiary), we provide a turnkey point-of-care testing platform, creating value for stakeholders and better outcomes for patients.

The HealthTab™ platform effectively transforms pharmacies into community point-of-care diagnostic centers. HealthTab™ enables pharmacists to take on a greater role in primary health services and direct patient care. By capitalizing on the rapidly growing point-of-care testing market HealthTab™ ultimately improves the quality of life for patients living with chronic illness.

POST COVID-19 ENVIRONMENT

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. Four years later the pandemic’s aftershocks continue to impact the environment in which the Company operates.

One benefit is the increased focus on real world evaluations and rapid point-of-care testing (POCT) which has brought increased attention to HealthTab™. While continuing HealthTab’s™ primary focus on general health screening it has also been adapted to support virological testing.

In 2024, it is estimated over 6 million Canadians do not have a access to a family doctor, and only 29% of those who can are able to access them in a timely manner. This challenge is expected to get worse, as 29% of family doctors are planning on retiring or changing careers in the next 12 – 36 months.

Pharmacy is playing a critical role in filling the gaps that have been created and reducing expenses, as they can offer timely services in an efficient manner utilizing healthcare team members with lower billable rates. This is attractive in the current economy with stretched public health budgets.

HEALTHTAB™ – KEY DEVELOPMENTS

Key developments have included:

●	In the period ended March 31, 2024 revenue increased by 79% year over year to $1,124,307 and gross profit increased by 130% to $484,791.

●	In the three months ended March 31, 2024 the Company recorded net profit of $168,537 and a net increase in cash of $307,470.

●	Avricore has partnered with Ascensia Diabetes Care to integrate their blood glucose monitoring systems, CONTOUR®NEXT GEN and CONTOUR®NEXT ONE, with Avricore’s HealthTab™ platform. The collaboration aims to improve diabetes management for patients and pharmacists in Canada by linking daily blood glucose testing data to the patient’s HealthTab™ account. This integration will provide a more comprehensive health data tool for combating diabetes. The technical work is expected to be completed by Q3 of this year, with ongoing efforts to encourage patient engagement. Ascensia Diabetes Care is a global company focused on supporting people with diabetes and is a subsidiary of PHC Holdings Corporation.

●	In September 2023, the Company announced its first testing location within Rexall’s Pharmacy Walk-In Clinic in Sherwood Park, Alberta. That location, a first for Rexall as well, offers both the Afinion 2™ blood-chemistry analyzer as well as the ID Now™ molecular platform by Abbott Rapid Diagnostics, giving patients quick access to their test results, and allowing for immediate consultation with their pharmacist.

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Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

●	Subsequent to the initial launch, the Company was pleased to announce further expansion of HealthTab™ with Rexall Pharmacy Group ULC (“Rexall”). The Companies have been working closely to develop the best patient approaches and internal workflows to ensure the most successful deployment of this powerful point-of-care testing platform.

●	The next steps with Rexall will be to deploy a minimum of another 20 locations spread out between stores in Alberta and Ontario. After each deployment, the teams will collaborate to assess deployment workflow, refine processes and identify further deployment opportunities based on patient and pharmacist feedback.

●	Avricore’s HealthTab™ platform has been selected by a collaborative effort involving Barts Heart Centre and HEART UK to assess the feasibility of community pharmacists in the UK providing cholesterol testing alongside blood pressure checks for cardiovascular risk evaluation. The study aims to build on the success of over 930,000 blood pressure checks conducted in 6,000 pharmacies as part of an NHS initiative. With NHS England allocating £645 million (approx. $1.1 billion CDN$) to increase access to primary care, HealthTab™ will support pharmacists in delivering vital support for chronic diseases.

●	Signing a reseller agreement between HealthTab™ Inc. and Abbott Rapid Diagnostics Limited UK & Ireland. This agreement provides a foundation for HealthTab™ to purchase and distribute the Afinion™ 2 and associated tests for diabetes and heart disease screening in community pharmacies in the United Kingdom.

●	The Company has significantly expanded the number of Shoppers Drug Mart pharmacies offering its HealthTab™ point-of-care testing platform under a renewed Master Service Agreement (MSA) to 777 locations nation-wide. In addition to Shoppers Drug Mart pharmacies, this new MSA and corresponding Statement of Work (SOW) provides for affiliated locations under the Loblaws family of brands, to utilize HealthTab™ upon request.

●	775 HealthTab™ systems were operating in Shoppers Drug Mart® and Loblaw family stores including pharmacist walk-in clinics as of March 31, 2024; 479 in Ontario and 91 in British Columbia, 20 in Nova Scotia, 160 in Alberta, 3 in Prince Edward Island, 1 in Saskatchewan and 21 in New Brunswick. The Company was honoured to have HealthTab™ placed in the first pharmacist-led primary healthcare clinic located in Lethbridge, Alberta. Not only was this the first clinic, it was also the first system placed in a Real Canadian Superstore®, as well as its first Alberta location.

●	Subsequent to March 31, 2024 an additional 2 systems have been deployed for a total of 777 participating Shoppers Drug Mart® pharmacies and Loblaw family stores offering screening tests to patients via HealthTab™ systems as of the date of this report.

●	In 226 of these locations, the Company has deployed Abbott’s ID Now™, either in combination with the Afinion 2™ or standalone, to offer confirmed molecular testing for virus detection in community pharmacies. Last year’s “tripledemic” (Flu, RSV and Covid) strained the Canadian healthcare system beyond its breaking point. This year scientists are concerned about a heavily mutated Covid variant. Pharmacy will play a key a role in these battles and confirmed tests results means faster responses, better treatment and less spread of these infectious diseases.

●	While flu season strains pharmacies’ capacity for chronic disease screening and management, having the ID Now™ means HealthTab™ can support pharmacies with confirmed molecular testing for virus detection during these critical months of the year and diversify the Company’s revenues.

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Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

●	The innovative practice of pharmacist-led primary healthcare clinics is expected to expand, as provinces struggle to meet the health care needs of their residents and recruit more family physicians. The program’s primary focus is to screen patients at-risk for diabetes and cardiovascular disease. In-store signage and print material will let customers know they are able to request HealthTab™ tests, and existing patients will be made aware through direct outreach from their Shoppers Drug Mart® or Real Canadian Superstore® pharmacist based on their health profile. On March 28th, 2023, the Government of Canada tabled its budget for the year ahead, including a 10-year funding agreement with the Nation’s provinces to increase healthcare funding. This new funding approach is novel for the fact that each province will have specific agreements, opposed to the more traditional generalized formula. This approach is expected to bring substantial innovations related to healthcare data and new healthcare service delivery models, as the provinces agreed to make changes to rules and practices which have limited data-flow optimization and healthcare access.

●	The Canadian Medical Association expressed support for many of the initiatives on March 30th, 2023, in relation to the healthcare agreement and encouraged government to institute recommendations from the Addressing Canada’s Health Workforce Crisis report from the Standing Committee on Health. One of the key items they pointed to was “…optimizing scopes of practice for health professionals…”.

●	Most provinces have already begun expanding the scope of practice of their pharmacists, with 7 provinces allowing these healthcare professionals to prescribe for minor ailments and 8 provinces either allowing or will soon allow them to order and interpret lab results. HealthTab™ is uniquely situated to support the expanding scope of pharmacy practice.

●	As of July 1st, 2022, the Government of Ontario brought into effect an expanded scope of practice for community pharmacists in the province, joining Alberta in this growing and increasingly popular approach. This includes limited prescribing for minor ailments, as well as the ability to perform certain point-of-care tests to assist patients with managing chronic disease. Approved tests include glucose, HbA1c and lipids, all of which HealthTab™ currently offers with the Abbott Afinion 2™. Also announced as part of this plan in Ontario, is a second stage of scope modifications, which began on January 1, 2023. This stage allows for limited prescribing for minor ailments and certain prescription renewals, further enhancing the value of community pharmacy in direct patient care.

●	These changes, and increasing demand, means Canadian pharmacy business is rapidly evolving before our eyes, from being product focused to care service focused. At $51.4 billion, the industry already represents a significant impact on healthcare, and the anticipated increase in funding and new service offerings, including point-of-care testing, will mean this practice will play an even more impactful role going forward.

●	During the pilot with Shoppers Drug Mart®, over 15,000 HealthTab™ tests were completed for more than 6,900 patients. The data collected confirmed that the patients tested had a high prevalence of previously undiagnosed diabetes, pre-diabetes and heart disease and significant near-term risk for major health events. Almost 60 per cent of patients needed an intervention to better manage their chronic disease. On average, 31 percent received a new chronic medication, 28 percent required a change in their current medication, and 235 patients were newly identified as diabetic. Patients also reported in post surveys that they valued receiving this information from their pharmacists, and those pharmacists indicated that HealthTab™ enabled an increase in the value of services they were able to provide to their patients.

●	Developed a unique quality assurance program with a third-part reference laboratory to offer HealthTab™ pharmacies industry leading validation for point-of-care instruments and test consumables.

●	Expanding capabilities, signing of a non-exclusive, pilot supplier distribution agreement in Canada between HealthTab™ Inc., and Abbott, with respect to the handheld blood chemistry analyzer, i-STAT Alinity. The agreement allows HealthTab™ to now also distribute Abbott’s novel point-of-care i-STAT Alinity and its associated tests for creatinine in Canadian pharmacies to better support patients with important information about their renal function.

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Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

●	Expanding capabilities, amendment to the Distribution Agreement adds Abbott’s popular ID NOW™ molecular testing device which will add onsite testing and reporting capabilities for SARS-CoV-2 as well as Respiratory Syncytial Virus (RSV), Influenza A & B and Streptococcus – a powerful combination for detecting infections before they spread.

●	Developing new pilot programs with national pharmacy chains,

●	Continuing to negotiate new and novel POC diagnostic device integrations to strategically expand the HealthTab™ testing menu.

●	Refining HealthTab™’s de-centralized clinical trials capabilities to make actionable and to monetize de-identified data associated with high-value Real-World Evaluation (RWE).

●	Moving forward with negotiations across several target demographics, domestically and internationally, with pharmacies, life-science companies, host-locations, and Clinical Research Organizations (CRO).

HealthTab™ is a cloud-based network technology that enables the world’s first harmonized, real-time response system where consumers receive a finger-stick blood test at their local pharmacy via a web-enabled clinical grade blood chemistry analyzer. These results are available in 12 minutes. Consumers’ biomarkers, which include key results related to heart, liver and kidney function, are received via secure login which they can then use to better understand their health performance and share with their healthcare team for evidence-based decision making. This one-of-a-kind real-time reporting system opens the door to improved preventative healthcare in public and private health systems.

De-identified data collected, with consumer consent across the HealthTab™ network of analyzers, can be shared with life-science companies and other research entities including the clinical research industry. The traditional clinical trial approach can be limited in the scope of time, demographical outreach, and other inherent exclusionary attributes. HealthTab™ presents a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and real-world evaluation clinical trials.

Between January and February 2020, the Deloitte Center for Health Solutions surveyed multiple leaders from 17 pharmaceutical companies on their organizations’ RWE capabilities. Survey questions revolved around current and future applications for RWE, areas of investment, strategic partnerships, and use of Real World Data (RWD) and RWE in R&D.

●	Ninety-four percent of survey respondents believe using RWE in R&D will become important or very important to their organizations by 2022.

●	Almost all companies expect to increase investments in talent, technology, and external partnerships to strengthen their RWE capabilities.

●	Reduced clinical trial costs and trial failure rates using RWE in R&D

●	Entered strategic partnerships to access new sources of RWD (in fact, all have taken this step)

The Company believes it is very well positioned as a strategic partner and lead in this exciting growth sector. In addition, HealthTab™ is ideally situated to provide Real Time Real World Data (RTRWD). This is an important distinction from RWD because HealthTab™’s anonymized data can be transmitted in real time versus the lag that is accompanied with RWD that is gathered from clinical reporting systems, insurance claims and adverse event reporting systems.

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Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

Currently, HealthTab™ is available in certain Shoppers Drug Marts in several Canadian provinces. The Company has secured commitments with other pharmacies in Canada to place additional HealthTab™ systems and is in negotiations with corporate chains. Furthermore, the Company expanded a partnership agreement with the Ontario Pharmacists Association (OPA) to endorse HealthTab™ to pharmacies conducting COVID-19 testing and government for real-time reporting of test results. The OPA is the largest pharmacists’ association in Canada with over 10,000 members and over 4,600 community pharmacy locations.

HealthTab™ is being embraced as it is the most credible way to deploy point-of-care testing in the pharmacy and community setting where it offers the reliability, accuracy and flexibility the sector needs. Avricore has enjoyed a robust response from a variety of key industry players including, CROs, labs, pharmacies and researchers and has been engaging in a variety of technical discussions which are anticipated to lead to business.

As conversations progress, the Company will be making announcements in due course.

Fully Integrated Patient Health Records

The Company has been in technical discussions on the integration of HealthTab™ into the electronic medical records and pharmacy management systems with a Canadian market leader in the provision of these systems.

HealthTab™’s API integration capabilities make it ideal to achieve an industry first, where a consumer’s test results can be directly linked to an electronic medical record as well as a patient’s personal health record, for real-time responses and smooth integration across the multiple platforms a health provider will use.

Community Pharmacy Sector

In an era of rapid change in health care delivery, community pharmacy practice models and community pharmacy business models are both experiencing significant evolution in focus and daunting challenges to be met. We strongly believe that Avricore is a game-changing catalyst for community pharmacy to meet their practice and business challenges and increasingly focus on patient-centred cognitive services with attendant point-of-care testing in the future. Avricore is focused on expanding and further deploying its HealthTab™ and to best meet the current community pharmacy sector’s needs.

Selected Financial Information and Additional Disclosure

The following financial data for the three years is derived from the Annual Audited Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements.

	2023	2022	2021
Total revenue	$3,485,147	$1,768,374	$122,808
Loss from operations	$701,215	$818,228	$1,708,132
Loss per share – basic and diluted	$0.01	$0.01	$0.02
Total assets	$2,538,205	$2,568,983	$2,281,393
Total current liabilities (1)	$529,218	$604,893	$84,477
Total non-current financial liabilities	Nil	Nil	Nil

(1)	2022 Current liabilities include deferred revenue of $252,000 for which the Company completed delivery in Q1 2023.

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Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Mar 2024	Dec 2023	Sep 2023	Jun 2023	Mar 2023	Dec 2022	Sep 2022	Jun 2022
					$	$	$	$
Revenue	1,124,307	1,354,403	953,454	548,049	629,241	997,235	572,228	176,175
Gross profit (loss)	484,791	501,466	261,778	229,471	210,681	168,845	215,961	56,874
Share-based compensation	27,464	142,765	304,328	168,518	88,001	243,000	58,354	9,069
Comprehensive income (loss)	168,537	59,584	(285,062)	(284,225)	(191,512)	(244,789)	(180,398)	(207,363)
Net profit (loss)/share	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	2,798,058	2,538,205	2,453,136	2,143,810	2,296,565	2,568,983	2,128,017	1,985,085

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2024 and 2023

	Three months ended March 31
	2024	2023

Revenue	$1,124,307	$629,241

% Change - year over year	79%

Gross profit	$484,791	$210,681
% Change - year over year	130%

The Company incurred a comprehensive income of $168,537 for the three months ended March 31, 2024 (2023 - loss $191,512).

Significant changes are as follows:

●	Revenue increased to $1,124,307 (2023 - $629,241) a 79% increase due to an increase in HealthTab™ systems deployed and tests sold. Gross profit amounted to $484,791 (2023 – $210,681) a 130% increase. Gross margin for the period was 43% (2023- 33%) outperforming the Company’s target margin of 30%.

●	Share-based compensation of $27,464 (2023 - $88,001) was recognized for stock options granted, vested, and repriced during the period.

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Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

●	Consulting fees decreased to $54,000 (2023 - $74,117) due to fewer consultants engaged compared to the previous year.

●	General and administrative expenses increased to $138,091 (2023 - $82,450) mainly due to increase in operations as compared with the previous year.

●	Management fees remained unchanged at $54,000 (2023 - $54,000).

●	Professional fees decreased to $32,100 (2023 – 60,960) due to the timing of invoicing of audit fees.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. Management anticipates that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:	Period ended March 31,
	2024	2023
	$	$
Cash provided by (used in) operating activities	406,058	(92,747)
Cash used in investing activities	(84,188)	(228,017)
Cash provided by (used in) financing activities	(14,400)	27,500
Cash and Cash Equivalents, closing balance	584,041	512,757

There is an overall cash inflow of $307,470 for the three months ended March 31, 2024 compared to the cash outflow of $107,770 in the comparable period in 2023.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

●	the extent to which we will be commercially successful in launching HealthTab™,

●	the size, cost and effectiveness of our sales and marketing programs, distribution and marketing arrangements,

●	the ability of the Company to raise capital through the issuance of its securities.

As at March 31, 2024, the Company had a working capital of $481,355 (December 31, 2023 – $244,343) and $393,863 (December 31, 2023 - $427,689) in accounts receivable. We believe that our cash on hand, the expected future cash inflows from revenues, net proceeds from the options exercised, if any, may be sufficient to finance our working capital within the next twelve months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

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Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

RELATED PARTY TRANSACTIONS

For the three months period ended March 31, 2024 and 2023, the Company recorded the following transactions with related parties:

a)	$1,500 in office rent (2023 – $1,500) to a company controlled by the Chief Technology Officer of the Company.

b)	$3,000 in office rent (2023 – $3,000) to a company controlled by the Chief Financial Officer of the Company.

c)	$85,417 worth of purchases (2023 - $72,071) to a company controlled by Chief Technology Officer of the Company.

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

Type of transaction	Three months ended March 31,
	2024	2023
	$	$
Consulting fees, Director & CTO	54,000	54,000
Management fees, CEO	54,000	54,000
Professional fees, CFO	32,100	32,100
Share-based compensation	20,715	71,646
	160,815	211,746

There were no amounts due to related parties as at March 31, 2024 (December 31, 2023 - $Nil).

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Common Shares	99,869,664
Stock Options	10,070,000
Warrants	-

SUBSEQUENT EVENTS

●	55,000 stock options expired unexercised on April 1, 2024

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Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

COMMITMENTS AND AGREEMENTS

Loans payable

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2024. The loan was interest-free until January 18, 2024. In January 2024, the Company repaid the loan principal of $30,000 and received loan forgiveness of $10,000, recorded as gain on settlement of debt.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that Avricore will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue AVRICORE business development and marketing activities. In case AVRICORE does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

Development of Technological Capabilities

The market for Avricore’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Avricore’s products or services uncompetitive. If Avricore needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Dependence on Key Personnel

We are dependent to a large extent upon the continued services of our senior management team and other key employees such as sales and technical personnel. There is intense competition for skilled employees and our failure to recruit, train and retain such employees could have an adverse effect on our business, financial condition or operating results.

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Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and loans payable. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data. Approximately 97% of trade receivables are due from one customer at March 31, 2024 (December 31, 2023 – 99% from one customer).

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions, however, there can be no guarantees that sufficient funds will be raised. As at March 31, 2024, the Company’s liabilities $577,470 (December 31, 2023 - $529,218) were comprised of accounts payable $577,470 (December 31, 2023 – 489,218), and loans payable $Nil (December 31, 2023 – $40,000).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

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Avricore Health Inc.

Management’s Discussion and Analysis

March 31, 2024

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

CONTACT

Officers and Directors	Contact

Hector Bremner, CEO, Director

Rodger Seccombe, CTO, Director

Kiki Smith, CFO

David Hall, Chairman

Alan Arnstein, Director

Christine Hrudka, Director

Dr. Robert Sindelar, Director

Thomas Teahen, Director

Avricore Health Inc. Suite 1120 - 789 West Pender St. Vancouver, BC V6C 1H2 Tel: 604 773-8943

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